UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TIDEWATER INC.

(Exact name of registrant as specified in its charter)

Delaware	72-0487776
(State of incorporation)	(IRS Employer Identification No.)

601 Poydras Street, Suite 1500

New Orleans, Louisiana 70130

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered
Series A Warrants to purchase shares of common stock	New York Stock Exchange
Series B Warrants to purchase shares of common stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.    ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A Offering, check the following box.    ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

Tidewater Inc. (“Tidewater” or the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Cases,” and such court, the “Bankruptcy Court”) on May 17, 2017. On July 17, 2017, the Bankruptcy Court issued a written order (the “Confirmation Order”) confirming the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of the Debtors, as modified by the Confirmation Order (the “Plan”). On July 31, 2017 (the “Effective Date”), the Plan became effective in accordance with its terms and the Company and its subsidiaries emerged from the Bankruptcy Cases.

On the Effective Date, by operation of the Plan and the Confirmation Order, the Company entered into a warrant agreement (the “Equity Warrant Agreement”) with Computershare Inc. and Computershare Trust Company, N.A. (collectively, the “Warrant Agent”), pursuant to which the Company issued two series of warrants (the “Series A Warrants” and the “Series B Warrants” and together, the “Equity Warrants,” and the holders thereof, the “Equity Warrant Holders”), on a pro rata basis to all pre-emergence holders of the Company’s common stock, par value $0.10 (the “Old Common Stock”). The Old Common Stock was cancelled on the Effective Date.

The following summary of the terms of the Equity Warrants and the Equity Warrant Agreement does not purport to be complete and is qualified by reference to the full text of the Equity Warrant Agreement and the forms of Equity Warrant certificates attached thereto, which is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 31, 2017 and incorporated by reference herein. The descriptions of the Plan and the Confirmation Order do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan and the Confirmation Order, which are filed as Exhibit 2.1 and Exhibit 99.1, respectively, to the Company’s Current Report on Form 8-K filed July 18, 2017, and incorporated by reference herein.

The Series A Warrants and the Series B Warrants have six-year terms and are exercisable through July 31, 2023 (the “Expiration Date”). Each Equity Warrant represents the right to purchase one share of new common stock in the Company, par value $0.001 (the “New Common Stock”), at the applicable exercise price, subject to adjustment as provided in the Equity Warrant Agreement. Pursuant to the terms of the Plan and the Confirmation Order, on the Effective Date, the Company issued (i) Series A Warrants to purchase an aggregate of 2,432,432 shares of New Common Stock, with an exercise price of $57.06 per share of New Common Stock (subject to adjustment as provided in the Series A Warrant), and (ii) Series B Warrants to purchase an aggregate of 2,629,657 shares of New Common Stock, with an exercise price of $62.28 per share of New Common Stock (subject to adjustment as provided in the Series B Warrant). As of the Effective Date, all 2,432,432 Series A Warrants and all 2,629,657 Series B Warrants have been issued.

All unexercised Equity Warrants will expire, and the rights of the Equity Warrant Holders to purchase shares of New Common Stock will terminate, on the first to occur of (i) the close of business on July 31, 2023, the Expiration Date, or (ii) upon their earlier exercise or settlement in accordance with the terms of the Equity Warrant Agreement. The Equity Warrant Agreement will terminate on the earlier to occur of the Expiration Date or any earlier date when all Equity Warrants have been exercised, redeemed or cancelled, provided that the responsibilities of the Warrant Agent will survive.

Exercise of the Equity Warrants is subject to the restrictions in the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) that limits the exercise of such warrants where such exercise would cause the total number of shares of New Common Stock held by Non-U.S. Citizens to exceed 24% of the Company’s outstanding New Common Stock, as further detailed below under “Conversion to Jones Act Warrant.”

No Rights as Stockholders

Pursuant to the Equity Warrant Agreement, an Equity Warrant Holder, by virtue of holding or having a beneficial interest in an Equity Warrant, will not have the right to vote, to consent, to receive any cash dividends, stock dividends, allotments or rights or other distributions paid, allotted or distributed or distributable to the holders of shares of New Common Stock, or to exercise any rights whatsoever as a stockholder of the Company unless, until and only to the extent such persons become holders of record of shares of New Common Stock issued upon settlement of the Equity Warrants.

Conversion to Jones Act Warrant

Under applicable statutes and regulations commonly referred to as the Jones Act, any corporation that engages in U.S. coastwise trade must be a U.S. Citizen within the meaning of that law, which requires, among other things, that the aggregate ownership of common stock by Non-U.S. Citizens within the meaning of the Jones Act be not more than 25% of its outstanding common stock. To ensure compliance with the Jones Act, the Company’s Certificate of Incorporation limits ownership by Non-U.S. Citizens in the aggregate to not more than 24% of the Company’s outstanding New Common Stock.

If, at any time during the 180-day period ending on the expiration of the Equity Warrants, the exercise of the Equity Warrants would be prohibited because of the Jones Act limitations on ownership by Non-U.S. Citizens, an Equity Warrant Holder that is a Non-U.S. Citizen and has exercised such warrant (including the payment of the exercise price) will receive from the Company, in lieu of shares of New Common Stock, an equivalent number of new warrants (the “Jones Act Warrant”). The Jones Act Warrants will be exercisable at a price of $0.001 per share and will have a term that expires on July 31, 2042. The Jones Act Warrants will be issued pursuant to a Jones Act Warrant Agreement that the Company and the Warrant Agent will enter into upon the Company’s first issuance of Jones Act Warrants.

Adjustments

The number of shares of New Common Stock for which an Equity Warrant is exercisable, and the exercise price per share of such Equity Warrant are subject to adjustment from time to time upon the occurrence of certain events, including, among other things: (i) the issuance of shares of New Common Stock as a dividend or distribution to all holders of shares of New Common Stock, or a subdivision, combination, or other reclassification of the outstanding shares of New Common Stock into a greater or smaller number of shares of New Common Stock; (ii) the issuance as a dividend or distribution to all holders of shares of New Common Stock of evidences of indebtedness or assets (excluding cash distributions of dividends from earnings); and (iii) the payment in respect of a tender offer or exchange offer by the Company for shares of New Common Stock, where the exercise price or warrant shares issuable would result in an increase or decrease of at least one percent, provided, that any adjustments which are not required to be made are required to be carried forward and taken into account in any subsequent adjustments.

Third-Party Mergers or Consolidations

In the event of a merger or consolidation of the Company in which stock or non-cash consideration of the acquiring entity is more than 50% of the merger consideration, the Equity Warrants will remain outstanding, with the Equity Warrant Holders having the right thereafter to exercise the Equity Warrants for the duration of their term to acquire the merger consideration into which a share of New Common

Stock was converted in the transaction. However, in the event of a merger or consolidation occurring within 18 months after the date of issuance of the Equity Warrants where 50% or more of the consideration is to be paid in cash, the Equity Warrants will be cancelled and such Equity Warrant Holders shall be paid out at their Black-Scholes value, using such inputs as are set forth in the Equity Warrant Agreement, even if the exercise price of the Equity Warrant is less than the per-share merger consideration.

Reorganization Event

Upon the occurrence of a Reorganization Event (as defined in the Equity Warrant Agreement), each Equity Warrant Holder will have the right to receive, upon exercise of an Equity Warrant (including the payment of the exercise price), the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of one share of New Common Stock would have owned or been entitled to receive in connection with such Reorganization Event.

Cashless Exercise

The Equity Warrants will permit an Equity Warrant Holder to elect to exercise the Equity Warrant such that no payment of cash will be required in connection with such exercise. If a cashless exercise is elected, the Company will deliver, without any cash payment therefor, a reduced number of shares of New Common Stock equal to the value (as of the exercise date for such Equity Warrant) of the aggregate exercise price which would otherwise be payable in cash for all of the shares of New Common Stock for which such Equity Warrants are being exercised, divided by the market price of a share of New Common Stock determined as of the business day immediately preceding the day the warrant exercise notice is delivered to the Warrant Agent.

Item 2.	Exhibits.

Exhibit No.	Document

2.1	Second Amended Joint Prepackaged Chapter 11 Plan of Tidewater Inc. and Its Affiliated Debtors dated May 13, 2017 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on July 18, 2017).

3.1	Amended and Restated Certificate of Incorporation of Tidewater Inc. dated July 31, 2017 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on July 31, 2017).

3.2	Amended and Restated By-Laws of Tidewater Inc. dated July 31, 2017 (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on July 31, 2017).

4.1	Existing Equity Warrant Agreement between Tidewater Inc., as Issuer and Computershare Inc. and Computershare Trust Company, N.A., collectively as Warrant Agent dated as of July 31, 2017 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on July 31, 2017).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TIDEWATER INC.
Date: August 1, 2017

	By:	/s/ Bruce D. Lundstrom
Bruce D. Lundstrom
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Document

2.1	Second Amended Joint Prepackaged Chapter 11 Plan of Tidewater Inc. and Its Affiliated Debtors dated May 13, 2017 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on July 18, 2017).

3.1	Amended and Restated Certificate of Incorporation of Tidewater Inc. dated July 31, 2017 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on July 31, 2017).

3.2	Amended and Restated By-Laws of Tidewater Inc. dated July 31, 2017 (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on July 31, 2017).

4.1	Existing Equity Warrant Agreement between Tidewater Inc., as Issuer and Computershare Inc. and Computershare Trust Company, N.A., collectively as Warrant Agent dated as of July 31, 2017 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on July 31, 2017).